EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE ANNOUNCES AGM RESULTS AND APPOINTMENT OF NEW DIRECTOR

WINNIPEG, CANADA – (May 21, 2026) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, announces the voting results from its Annual General Meeting of shareholders (the “Meeting”) held today, including the appointment of Kerrie Hayes to the board of directors of the Company. A total of 5,237,796 common shares (representing 50.19% of the votes attached to all outstanding common shares of the Company as at the record date) were voted in person or by proxy at the Meeting. All resolutions presented to shareholders were approved. More specifically, shareholders voted in favour of:

•	Setting the number of directors at five, with the following five nominees elected as directors: Dr. Albert Friesen, Dr. Arnold Naimark, James Kinley, Brent Fawkes and Kerrie Hayes; and

•	Reappointing Ernst & Young LLP as auditors of the Company.

Dr. Albert Friesen, CEO of the Company, commented “On behalf of Medicure, I would like to thank shareholders for their participation and continued support. We are pleased to welcome Kerrie Hayes to the Board as an independent director and look forward to her contributions, particular in the areas of applied research, business development and intellectual property management.”

Kerrie Hayes is currently the Director, Research Contracts at the University of Manitoba. In this role she provides institutional oversight for complex research agreements and international partnership contracting. Previously, Ms. Hayes was Director of Business Development at Medicure and Intellectual Property Manager at a life sciences incubator. She holds an M.Sc. in Biosciences from the University of Winnipeg.

The Company also announces that Peter Quick has stepped down as a director of Medicure as of the time of the Meeting. “Personally, and on behalf of the Board, I want to acknowledge and express my sincere thanks for Peter’s many contributions to Medicure over the past twenty years and wish him the very best moving forward,” stated Dr. Friesen.

About Medicure Inc.

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug Inc. (“Marley Drug”), a pharmacy subsidiary servicing all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving access to medications for all Americans together with exceptional customer service and free home delivery. Medicure also operates Gateway Medical Pharmacy, located in Portland, Oregon in a medical office building near major transportation lines and multiple healthcare clinics and centers. In addition to regular customers, the pharmacy services multiple long-term care facilities and provides non-sterile compounding services. Medicure also operates West Olympia Pharmacy, located in Olympia, Washington in a medical office complex near multiple clinics. For more information visit www.marleydrug.com. For more information about Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastat.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To be added to Medicure’s e-mail list, please visit:

http://medicure.mediaroom.com/alerts

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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